BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 2,000,000,000 shares
Subscribed and Paid-in Capital: R$ 12,881,120,000.00 – 1,201,459,384 shares

MATERIAL FACT

Convening Notice

EXTRAORDINARY GENERAL MEETING

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. hereby invites Stockholders to attend an Extraordinary General Meeting to be held on December 26 2006 at 3:30 p.m. in the auditorium of the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, in the city and state of São Paulo, for examining the following proposal of the Board of Directors, subject to the approval by both the Central Bank of Brazil and the Banks and Financial Institutions Supervision of Chile, regarding the acquisition from Bank of America Corporation of the operations of BankBoston in Chile:

1.	to approve the protocol and justification of incorporation of the totality of shares representing the capital of BKB CHILE HOLDINGS, INC., converting it into its wholly-owned subsidiary;

2.	to ratify the appointment of the appraising company, Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., enrolled in the corporate taxpayers’ register (CNPJ) under number 05.534.178/0001-36, for the preparation of the appropriate appraisal reports;

3.	to examine and approve the appraisal reports, base for the incorporation of such shares;

4.	to increase the capital stock by R$ 1,163,795,000.00, through the issue of 17,406,444 book entry common shares with no par value, which shall be delivered to the stockholders of BKB CHILE HOLDINGS, INC., in substitution of their rights as partners which will be extinguished in the light of the incorporation of shares;

5.	to change the wording of the caption sentence to article 3 of the corporate bylaws to register the new value of the capital stock and its division into shares.

São Paulo-SP, December 7 2006.
BOARD OF DIRECTORS JOSÉ CARLOS MORAES ABREU Vice President

NOTICE TO STOCKHOLDERS

Pursuant to Article 4 of CVM Instruction 319 of December 3 1999, we hereby notify Stockholders that the final valuation reports, which form the basis for the incorporation of shares, to be examined and decided by the Extraordinary General Meeting of December 26 2006 (3:30 p.m.), are available at the head offices at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa in the city and state of São Paulo.

São Paulo-SP, December 7 2006.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer